                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*


                      Nucentrix Broadband Networks, Inc.
                      ----------------------------------
                               (Name of Issuer)

                         Common Stock, $.001 par value
                         -----------------------------
                        (Title of Class of Securities)

                                  670198 10 0
                                  -----------
                                (CUSIP Number)

                               December 31, 2001
                               -----------------
            (Date of Event Which Requires Filing of This Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [_]  Rule 13d - 1(b)
     [X]  Rule 13d - 1(c)
     [_]  Rule 13d - 1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 13 Pages
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                                 SCHEDULE 13G
                              CUSIP NO. 670198 10


1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Quad-C Partners IV, L.P.

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a)  [X]
    (b)  [_]

3)  SEC USE ONLY  ____________________________________________________

4)  CITIZENSHIP OR PLACE OF ORGANIZATION

    Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5)  SOLE VOTING POWER

    764,248

6)  SHARED VOTING POWER

    -0-

7)  SOLE DISPOSITIVE POWER

    764,248

8)  SHARED DISPOSITIVE POWER

    -0-

9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    764,248

10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (i) EXCLUDES CERTAIN SHARES

    [_]

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    7.35%

12) TYPE OF REPORTING PERSON
    PN
                              Page 2 of 13 Pages
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                                 SCHEDULE 13G
                              CUSIP NO. 670198 10


1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Quad-C IV, L.C.

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a)  [X]
    (b)  [_]

3)  SEC USE ONLY  ____________________________________________________

4)  CITIZENSHIP OR PLACE OF ORGANIZATION

    Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5)  SOLE VOTING POWER

    764,248

6)  SHARED VOTING POWER

    -0-

7)  SOLE DISPOSITIVE POWER

    764,248

8)  SHARED DISPOSITIVE POWER

    -0-

9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    764,248

10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (i) EXCLUDES CERTAIN SHARES

    [_]

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    7.35%

12) TYPE OF REPORTING PERSON
    CO
                              Page 3 of 13 Pages
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                                 SCHEDULE 13G
                              CUSIP NO. 670198 10


1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Quad-C Management, Inc.

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a)  [X]
    (b)  [_]

3)  SEC USE ONLY  ____________________________________________________

4)  CITIZENSHIP OR PLACE OF ORGANIZATION

    Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5)  SOLE VOTING POWER

    1,174,326

6)  SHARED VOTING POWER

    -0-

7)  SOLE DISPOSITIVE POWER

    1,174,326

8)  SHARED DISPOSITIVE POWER

    -0-

9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,174,326

10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (i) EXCLUDES CERTAIN SHARES

    [_]

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    11.29%

12) TYPE OF REPORTING PERSON
    CO
                              Page 4 of 13 Pages
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                                 SCHEDULE 13G
                              CUSIP NO. 670198 10



1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Terrence D. Daniels

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a)  [X]
    (b)  [_]

3)  SEC USE ONLY  ____________________________________________________

4)  CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5)  SOLE VOTING POWER

    1,220,609

6)  SHARED VOTING POWER

    -0-

7)  SOLE DISPOSITIVE POWER

    1,220,609

8)  SHARED DISPOSITIVE POWER

    -0-

9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,220,609

10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (i) EXCLUDES CERTAIN SHARES

    [_]

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    11.73%

12) TYPE OF REPORTING PERSON
    IN
                              Page 5 of 13 Pages
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                                 SCHEDULE 13G
                              CUSIP NO. 670198 10



Item 1(a).   Name of Issuer.

        NUCENTRIX BROADBAND NETWORKS, INC.

Item 1(b).   Address of Issuer's Principal Executive Offices.

        200 Chisholm Place, Suite 200
        Plano, TX 75075

Item 2(a).   Name of Person Filing.

        This Amendment No. 2 to Schedule 13G is filed by those persons named in
        Item 1 of pages 2-5 above, to which reference is hereby made.

Item 2(b).   Address of Principal Business Office, or if none, Residence

        The address of the principal business office of each of the Filing Parties is:

        230 East High Street
        Charlottesville, VA 22902

Item 2(c).   Citizenship

        See item 4 of pages 2-5 of this Schedule 13G.

Item 2(d).   Title of Class of Securities.

        Common Stock, $.001 par value per share.

Item 2(e).   CUSIP Number.

        670198 10 0

Item 3. This statement is filed pursuant to Rule 13d-1(c).

Item 4. Ownership.

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)     Amount Beneficially Owned:

        Quad-C Partners IV, L.P. ("QCPIV") is the direct beneficial owner of 764,248 shares of common stock of the issuer. Quad-C IV, L.C. is the sole general partner of QCPIV and, as such, may be deemed to beneficially own the 764,248 shares of common stock held by QCPIV.

        Quad-C Management, Inc. has management agreements with the sole general partners of the following investment partnerships and, as such, may be deemed to beneficially own the shares of common stock held by such entities: QCPIV (764,248 shares) and Quad-C Partners III, L.P. ("QCPIII") (410,078 shares). Quad-C

                              Page 6 of 13 Pages
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                                 SCHEDULE 13G
                              CUSIP NO. 670198 10


Management, Inc. also has a management agreement with Quad-C Partners II, L.P. ("QCPII"). In December 2001, QCPII distributed to its partners all 287,057 shares of common stock of the issuer which it held.

         Terrence D. Daniels is the sole director and controlling stockholder of Quad-C Management, Inc. Mr. Daniels is also the sole manager and a controlling member of each of the sole general partners of QCPIV and QCPIII. In addition, Mr. Daniels is the sole manager and controlling member of Quad-C XI, L.C. which holds 2,871 shares of the issuer's common stock as a result of the distribution by QCPII described above. As such, Mr. Daniels may be deemed to beneficially own the 1,177,197 shares of common stock held in the aggregate by those investment partnerships. Mr. Daniels also is the direct beneficial owner of 32,569 shares of common stock and may be deemed to beneficially own 10,843 shares through his interest in the Terrence D. Daniels Trust.

(b)      Percent of Class:

                    See item 11 of pages 2-5 of this Schedule 13G.

(c)      Number of shares as to which such person has:

         (i)        sole power to vote or to direct the vote:

                    See item 5 of pages 2-5 of this Schedule 13G.

         (ii)       shared power to vote or to direct the vote:

                    See item 6 of pages 2-5 of this Schedule 13G.

         (iii)      sole power to dispose or to direct the disposition of:

                    See item 7 of pages 2-5 of this Schedule 13G.

         (iv)       shared power to dispose or to direct the disposition of:

                    See item 8 of pages 2-5 of this Schedule 13G.

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [_]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not Applicable.

                              Page 7 of 13 Pages
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                                 SCHEDULE 13G
                              CUSIP NO. 670198 10


Item 9.  Notice of Dissolution of Group.

         Not Applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                              Page 8 of 13 Pages
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                                 SCHEDULE 13G
                              CUSIP NO. 670198 10



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      QUAD-C PARTNERS IV, L.P.

                                      BY:   QUAD-C IV, L.C., its general partner



February 14, 2002                           By:    /s/ Stephen M. Burns
-----------------                                  --------------------
      Date                                  Name:  Stephen M. Burns
                                            Title: Vice President

                              Page 9 of 13 Pages
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                                 SCHEDULE 13G
                              CUSIP NO. 670198 10



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          QUAD-C IV, L.C.



February 14, 2002                         By:    /s/ Stephen M. Burns
-----------------                                --------------------
      Date                                Name:  Stephen M. Burns
                                          Title: Vice President

                              Page 10 of 13 Pages
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                                 SCHEDULE 13G
                              CUSIP NO. 670198 10



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        QUAD-C MANAGEMENT, INC.


February 14, 2002                       By:    /s/ Stephen M. Burns
-----------------                              --------------------
      Date                              Name:  Stephen M. Burns
                                        Title: Vice President

                              Page 11 of 13 Pages
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                                 SCHEDULE 13G
                              CUSIP NO. 670198 10



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 14, 2002                     /s/ Terrence D. Daniels
-----------------                     -----------------------
      Date                            Terrence D. Daniels

                              Page 12 of 13 Pages
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                                 SCHEDULE 13G
                              CUSIP NO. 670198 10

                                                                       Exhibit 1
                                                                       ---------

                            JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G, and any and all amendments thereto, with regard to the beneficial ownership of Common Stock, $0.001 par value, of Nucentrix Broadband Networks, Inc., a Delaware corporation, and further agree that this Joint Filing Agreement be included as an exhibit to any such joint filing. In evidence thereof the undersigned hereby execute this Agreement as of the 14/th/ day of February, 2002.

                                   QUAD-C PARTNERS IV, L.P.

                                   By:     QUAD-C IV, L.C., its general partner



                                           By:     /s/ Stephen M. Burns
                                                   --------------------
                                           Name:   Stephen M. Burns
                                           Title:  Vice President


                                   QUAD-C IV, L.C.



                                   By:     /s/ Stephen M. Burns
                                           --------------------
                                   Name:   Stephen M. Burns
                                   Title:  Vice President


                                   QUAD-C MANAGEMENT, INC.



                                   By:     /s/ Stephen M. Burns
                                           --------------------
                                   Name:   Stephen M. Burns
                                   Title:  Vice President



                                   /s/ Terrence D. Daniels
                                   -----------------------
                                   Terrence D. Daniels

                              Page 13 of 13 Pages